EXHIBIT 99.1

1999 SECOND QUARTER REPORT


To our Shareholders:

The second quarter of 1999 was a very productive period for AltaRex and we are pleased to report on the Company's significant progress. During the quarter the Company raised additional capital necessary to fund its ongoing programs, signed a potential partnership deal with a major pharmaceutical company, and continued to make significant progress with respect to its clinical programs, all strong indications of the underlying value of AltaRex's technology and management's commitment to increasing shareholder value.

During the second quarter, AltaRex successfully raised C$19.6 million through the issuance of 39.1 million common shares priced at C$0.50 per share. During a period when successful biotechnology financing activities are rare, our offering was over-subscribed with strong institutional and venture capital interest, reflecting well on the prospects of the Company. The majority of the proceeds will be used to further fund both the OvaRex(TM) and BrevaRex(TM) antibody programs.

In mid-May, AltaRex was pleased to announce that it had granted Purdue Pharma L.P., a 180-day option to an exclusive worldwide license to develop and commercialize both the OvaRex(TM) and BrevaRex(TM) antibodies. If the option is exercised and these products are successfully developed, Purdue could spend in excess of US$100 million on development payments, future reimbursement and milestone payments over the next three years. AltaRex would receive future low double-digit royalty payments based on product sales. Furthermore, associates of Purdue purchased C$5 million of AltaRex common shares included in the above mentioned equity offering and currently own 18% of the Company's outstanding common shares.

Purdue represents an excellent fit with AltaRex. It is a rapidly growing, privately controlled worldwide network of pharmaceutical companies headquartered in Norwalk, CT and is aggressively moving into the field of novel oncology immunotherapeutics. They have an impressive track record in oncology sales, particularly with their painkilling product OxyContin(R) tablets, which is co-promoted with Abbott, whose U.S. sales are expected to exceed US$500 million in 1999. Over US$1 billion of Purdue's products are sold annually worldwide. They already have a close working relationship with Lonza Biologics, AltaRex's manufacturing partner for the OvaRex(TM) and BrevaRex(TM) antibodies. Additionally, Purdue has purchased the former Cytogen manufacturing facilities and has expertise in the manufacturing of antibodies.

Importantly, AltaRex continues to make substantial progress with its clinical programs. As of the end of July, the Company's first potentially pivotal Phase IIb OvaRex(TM) trial for the treatment of ovarian cancer had enrolled all 280 of its required patients. As enrollment in this trial was approximately four months ahead of schedule, and based on a positive safety review conducted by an independent Data Safety and Monitoring Board along with a recommendation from AltaRex's Clinical Advisory Board, the Company has applied to the U.S. Food and Drug Administration (FDA) to modify this trial. If the FDA approves the proposed protocol amendment, enrollment would be increased from 280 to 400 patients. This modification could increase the likelihood of success of the trial by lowering the statistical difference of OvaRex(TM) MAb versus placebo required for a successful trial. Based on the rate of current patient accrual, trial enrollment should be completed in December as initially scheduled.

AltaRex's other clinical trials also continue to successfully enroll patients. At the end of July, the Company's second potentially pivotal Phase IIb OvaRex(TM) trial had 30 of 102 patients enrolled while the Vancouver-based open-label Phase II trial had enrolled 12 of 14 patients. The Phase I BrevaRex(TM) trial, for tumors expressing the MUC1 tumor associated antigen, had enrolled 12 of a required 15 patients.

During the second half of 1999, AltaRex expects that it will complete both the enrollment of the 400 patients required for its North American Phase IIb OvaRex(TM) trial and the 15 patients required for its Phase I BrevaRex(TM) trial. The Company also anticipates that it will have made considerable progress enrolling patients in its 102 patient potentially pivotal U.S.-based Phase IIb OveRex(TM) study and expects to be in the process of compiling preliminary data from its Vancouver-based open label Phase II OveRex(TM) immunology study.

AltaRex was also pleased to announce the appointment of Marlene R. Booth to the position of Vice President, Regulatory Affairs and Project Management. Areas of responsibility include directing regulatory affairs and providing direction and oversight in the areas of clinical development and quality assurance. Ms. Booth brings to AltaRex twenty-three years of relevant experience gained from both the biotechnology and pharmaceutical industries and adds significantly to the strength of our management team.

In our first quarter report and in press releases, we reported on the initiation of litigation between AltaRex and Biomira Inc. involving ownership of an invention covered in one of AltaRex's patent applications and breaches by Biomira of the License Agreement between Biomira and AltaRex. AltaRex continues to believe that Biomira's claims are without merit and we remain committed to pursuing all appropriate avenues to protect and defend our assets.

The option agreement with Purdue, the recent successful financing and the recruiting of patients ahead of schedule adds to the validation of the Company's technology and prospects. As AltaRex moves forward, we continue to focus our efforts on the development of immunotherapeutic products for the treatment of cancer and to add value to the Company. The second half of 1999 should prove to be an active and exciting period for AltaRex and its shareholders.



Financial Highlights

Revenues for the three-month period ended June 30, 1999 were $175,000 compared to $319,000 for the same period in 1998. For the first six months of 1999, revenues were $369,000 compared to $579,000 for the same period in 1999. The net decrease for both periods is mainly a result of a reduction in interest income due to lower levels of cash and short-term investments.

The net loss for the three month period ended June 30, 1999 was $5.4 million or $0.15 per share compared to a net loss of $2.6 million or $0.16 per share for the same period in 1998. For the first six months of 1999, the net loss was $10.1 million or $0.38 per share compared to a net loss of $5.1 million or $0.31 per share for the first six months of 1998. The increased net loss represents the Company's increased investment in clinical and product development activities and supporting efforts in product commercialization. The majority of these costs continue to be attributable to the Company's most advanced product, OvaRex(TM) MAb, which is being tested in two potentially pivotal Phase IIb clinical trials.

Cash and short-term investments as at June 30, 1999 totaled $21.1 million compared with $20.5 million as at June 30, 1998 and $12.8 million as at December 31, 1998. In the first six months of 1999, a total of $9.5 million has been used to fund development and supporting costs of operation as noted above. Also, in the second quarter of 1999, the Company issued 39.1 million common shares in a public offering for gross proceeds of $19.6 million, or $17.8 million net of related costs. As noted in the Company's first quarter report, the net proceeds of this offering will be used to fund clinical trial and antibody costs related to OvaRex(TM) and BrevaRex(TM) MAbs.

Regarding the Year 2000 issue, the Company is continuing according to plan its assessment and testing of its internal systems and equipment, its evaluation of the Year 2000 readiness of its vendors and suppliers and its development of contingency plans for all mission critical systems and risks. The Company expects that this project will be largely completed by the end of the third quarter of 1999. Based on the results of our review and assessment to date, the Company believes that it has no significant vulnerability to the Year 2000 readiness of third parties.

Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, litigation, proprietary rights, patent protection and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


/s/ Richard E. Bagley

Richard E. Bagley
President and Chief Executive Officer

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                              Three Months Ended             Six Months Ended
                                                   June 30                        June 30
                                          -------------------------      --------------------------
                                              1999          1998             1999           1998
                                          -----------   -----------      ------------   -----------

Revenue ................................  $   174,664   $   319,432      $    368,809   $   579,373
                                          -----------   -----------      ------------   -----------

Research and development ...............    3,640,997     1,771,799         6,796,583     3,758,665
General and administration .............    1,988,121     1,196,057         3,705,765     1,921,111
                                          -----------   -----------      ------------   -----------
                                            5,629,118     2,967,856        10,502,348     5,679,776
                                          -----------   -----------      ------------   -----------

Net loss for the period ................  $(5,454,454)  $(2,648,424)     $(10,133,539)  $(5,100,403)
                                          ===========   ===========      ============   ===========

Net loss per common share ..............  $     (0.15)  $     (0.16)     $      (0.38)  $     (0.31)
                                          ===========   ===========      ============   ===========

Weighted average number of
  common shares outstanding ............   36,921,844    16,502,613        26,773,608    16,495,541
                                          ===========   ===========      ============   ===========



CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                            As at June 30,
                                                          1999          1998
                                                       -----------   -----------
ASSETS

  Cash and short-term investments ...............      $21,088,508   $20,498,261
  Other current assets ..........................          261,304       424,080
  Capital assets, net ...........................        1,095,422     1,800,914
  Other assets ..................................          382,965       106,514
                                                       -----------   -----------
                                                       $22,828,199   $22,829,769
                                                       ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities ...........................      $ 2,440,275   $ 1,649,870
  Deferred lease credit and other liabilities ...          224,848       535,533
  Shareholders' equity ..........................       20,163,076    20,644,366
                                                       -----------   -----------
                                                       $22,828,199   $22,829,769
                                                       ===========   ===========

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)

                                                Three Months Ended           Six Months Ended
                                                     June 30                      June 30
                                            --------------------------   ----------------------------
                                               1999           1998           1999           1998
                                            -----------    -----------   ------------    ------------




CASH USED IN OPERATING ACTIVITIES
Net loss .................................. $(5,454,454)   $(2,648,424)  $(10,133,539)   $(5,100,403)
Add items not affecting cash:
  Depreciation and amortization ...........     149,567        137,109        298,216        259,494
  Amortization of deferred lease credit ...     (32,196)       (33,686)       (64,496)       (64,686)
Net change in non-cash working capital
  balances ................................     150,566        702,805        437,656        905,362
                                            -----------    -----------   ------------    -----------
                                             (5,186,517)    (1,842,196)    (9,462,163)    (4,000,233)
                                            -----------    -----------   ------------    -----------



CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets ................     (22,170)      (232,627)       (47,559)      (477,640)
                                            -----------    -----------   ------------    -----------
                                                (22,170)      (232,627)       (47,559)      (477,640)
                                            -----------    -----------   ------------    -----------


CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net ...............  17,768,252           --       17,768,252         36,000
Other .....................................     120,191        (61,972)         6,558        (61,972)
                                            -----------    -----------   ------------    -----------
                                             17,888,443        (61,972)    17,774,810        (25,972)
                                            -----------    -----------   ------------    -----------


NET INCREASE (DECREASE) IN CASH
  AND SHORT-TERM INVESTMENTS ..............  12,679,756     (2,136,795)     8,265,088     (4,503,845)
CASH AND SHORT-TERM INVESTMENTS,
  BEGINNING OF PERIOD .....................   8,408,752     22,635,056     12,823,420     25,002,106
                                            -----------    -----------   ------------    -----------
CASH AND SHORT-TERM INVESTMENTS,
  END OF PERIOD ........................... $21,088,508    $20,498,261   $ 21,088,508    $20,498,261
                                            ===========    ===========   ============    ===========